[redacted]

SEC MAIL PROCESSING
RECEIVED
DEC 0 1 2014
WASH. D.C.
201 SECTION

SECI 14042045 MMISSION

OMB APPROVAL
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SEC FILE NUMBER
8-66282

FOCUSN
NON-PUBLIC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/13 (MM/DD/YY) AND ENDING 09/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Abramson Financial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

293 Eisenhower Parkway Suite 330
(No. and Street)

Livingston	NJ	07039
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Abramson (212) 628-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD, LLP
(Name - if individual, state last, first, middle name)

1835 Market Street 26th Floor	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

ABRAMSON FINANCIAL, LLC

Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
September 30, 2014

CONFIDENTIAL TREATMENT REQUESTED

Abramson Financial, LLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[x] Statement of Operations.
[x] Statement of Changes in Member's Equity.
[x] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[x] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[x] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[x] Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.

[x] Rule 15c3-3 exemption report.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Keith Abramson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Abramson Financial, LLC for the year ended September 30, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Member
Title

Subscribed and sworn to before me

11/24/2014

Sayyeeda O. M-Dayal
Notary Public of New Jersey
My Commission Expires March 29, 2016

Abramson Financial, LLC
Index
September 30, 2014

Page(s)

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Member's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6–7

Supplementary Information

Schedule I Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 8

Schedule II Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 9

Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 Exemption Report 10

Rule 15c3-3 Exemption Report 11

BBD

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
of Abraham Financial, LLC

We have audited the accompanying financial statements of Abraham Financial, LLC (the "***Company***"), a Delaware Limited Liability Company, which comprise the statement of financial condition as of September 30, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Abraham Financial, LLC as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary schedules titled Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BBD, LLP

BBD, LLP

Philadelphia, Pennsylvania
November 20, 2014

Abramson Financial, LLC

Statement of Financial Condition
September 30, 2014

Assets		
Cash and cash equivalents	$	12,483
Due from clearing broker		122,360
Other assets		1,448
Total assets	$	136,291
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	14,144
Member's equity		122,147
Total liabilities and member's equity	$	136,291

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL TREATMENT REQUESTED

Abramson Financial, LLC

Statement of Operations
For the year ended September 30, 2014

Revenue	
Commissions	$ 250,625
Fees earned	1,891
Other income	257
Total revenue	252,773
Expenses	
Clearance fees paid to broker-dealers	101,150
Professional fees	27,767
Regulatory fees and registration	5,150
Other operating expenses	25,159
Total expenses	159,226
Net income	$ 93,547

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL TREATMENT REQUESTED

Abramson Financial, LLC

Statement of Changes in Member's Equity
For the year ended September 30, 2014

Balance, beginning of year	$	157,092
Member's withdrawals		(128,492)
Net income		93,547
Balance, end of year	$	122,147

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL TREATMENT REQUESTED

Abramson Financial, LLC

Statement of Cash Flows
For the year ended September 30, 2014

Cash flows from operating activities		
Net income	$	93,547
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease (increase) in operating assets		
Due from clearing broker		664
Increase (decrease) in operating liabilities		
Accounts payable and accrued expenses		4,325
Net cash provided by operating activities		98,536
Cash flows from financing activities - Member's withdrawals:		(128,492)
Net decrease in cash and cash equivalents		(29,956)
Cash and cash equivalents, beginning of year		42,439
Cash and cash equivalents, end of year	$	12,483

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL TREATMENT REQUESTED

1. Organization and Business

Abramson Financial, LLC (the "Company"), a Delaware Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) under the provisions of its subparagraph (k)(2)(ii), in that the Company does not hold funds or securities for customers. The Company has negotiated a clearing agreement with Pershing LLC whereby all customer transactions are cleared on a fully-disclosed basis. The clearing broker carries all of the accounts of the Company's customers and maintains and preserves all related books and records as are customarily kept by the clearing broker.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At September 30, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

The Company has reviewed all taxable years that are open for examination by the taxing authorities of all relevant jurisdictions (including the Internal Revenue Service, New York State, New York City, and New Jersey). The Company has no tax provisions as it is not subject to an entity level income tax. As of September 30, 2014, the tax filings of the Company's sole member for the tax years ended December 31, 2011, December 31, 2012 and December 31, 2013 remain open. No examination of the sole member's tax filings has been initiated by any relevant taxing authority.

3. Regulatory Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2014, the Company had net capital of $120,699, which was $115,699 in excess of the net capital requirements of $5,000. These net capital requirements may effectively restrict the company's ability to make distributions to its sole member.

4. Various Assets and Concentrations

Due from clearing broker in the Statement of Financial Condition includes $22,360 in commissions receivable and a $100,000 deposit the Company is required to maintain in accordance with an agreement with the Company's clearing broker. The receivables represent concentrations of credit risk. Management believes the potential for loss is minimal.

Substantially all of the Company's commissions are earned through transactions that relate to customer accounts that have been referred by its investment adviser affiliate, Asset Management Consulting Services, Inc. ("AMCS") to other investment managers. The Company and AMCS are affiliated through common ownership.

5. Off-Balance Sheet Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for custody, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are processed properly by the clearing broker.

6. Contingencies and Commitments

The Company has a cancellable month to month arrangement with its affiliate to pay approximately $700 per month for office services.

In the normal course of business, the Company enters into a variety of undertakings containing a variety of warrantees and indemnifications that may expose the Company to some risk of loss. The amount of future loss, if any, arising from such undertakings, while not quantifiable, is not expected to be significant.

7. Subsequent Events

Management has evaluated subsequent events through the date the Company's financial statements were issued and determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

Abramson Financial, LLC

Schedule I
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
September 30, 2014

	Net Capital Computation
Member's equity	$ 122,147
Deductions and/or charges	
Nonallowable assets	
Other assets	1,448
Net capital	120,699
Minimum capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Excess net capital	$ 115,699
Aggregate Indebtedness	$ 14,144
Ratio of aggregate indebtedness to net capital	0.12 : 1

There were no material differences between the audited computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of September 30, 2014.

Abramson Financial, LLC

Schedule II
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
September 30, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii).

BBD

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
of Abraham Financial, LLC

We have reviewed management's statement, included in the accompanying Rule 15c3-3 Exemption Report under which (1) Abraham Financial, LLC (the ***"Company"***) identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (paragraph (k)(2)(ii)) and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statement.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statement. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statement referred to above for it to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BBD, LLP

BBD, LLP

Philadelphia, Pennsylvania
November 20, 2014

Abramson Financial, LLC

Rule 15c3-3 Exemption Report
Year Ended September 30, 2014

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(ii). The Company does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of the Company it is in compliance with Rule 15c3-3 and has been so throughout the year ended September 30, 2014 without exception.